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                                   FORM 6-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001


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                                 CELESTICA INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

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                                12 CONCORDE PLACE
                                TORONTO, ONTARIO,
                                 CANADA, M3C 3R8
                                 (416) 448-5800
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F    X                          Form 40-F
                   --------                                 --------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

             Yes                                       No    X
                 --------                                 --------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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                                 CELESTICA INC.
                                   FORM 6-K/A
                                MONTH OF MAY 2001


         Filed with this Form 6-K/A are the following:


               o         Report and Consent of KPMG LLP, Chartered Accountants




         EXHIBITS
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         99.1 - Report and Consent of KPMG LLP, Chartered Accountants*















* Constitutes Exhibit 23.3 on Forms S-8 (Nos. 333-9500, 333-9822, 333-9780) and Exhibit 23.2 on Forms F-3 (Nos. 333-12272 and 333-50240)


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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                     CELESTICA INC.




Date: May 7, 2001                BY: /s/ Elizabeth Del Bianco
                                     ---------------------------------
                                     Name: Elizabeth Del Bianco
                                     Title:  Vice President and General Counsel







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                                  EXHIBIT INDEX
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
EXHIBIT                DESCRIPTION                           SEQUENTIAL PAGE NO.
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
 99.1                  Report and Consent of                         4
                       KPMG LLP, Chartered Accountants